

March 29, 2012

VIA E-MAIL
Erick Hansen
Chief Executive Officer
BlueStar Entertainment Technologies, Inc.
3rd Street, Isla Colon
Bocas del Toro, Panama

> **Re: BlueStar Entertainment Technologies, Inc. (f/k/a Solarte Hotel Corp.)**
> **Form 20-F**
> **Filed January 17, 2012**
> **File No. 000-54360**

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your EDGAR profile to reflect your new company name and other information as appropriate. Additionally, please ensure that you use the proper file number in future filings.

2.   Please explain your basis for filing the Form 8-A filed April 21, 2011.

3.   Please provide us with an analysis of how you determined that you continue to satisfy the definition of the term "foreign private issuer." Please refer to Rule 3b-4 of the Exchange Act.

4.   Please explain the relationship of this company to BlueStar Technologies Inc. Further, please expand your disclosure in Item 6 to address Mr. Hansen's relationship with BlueStar Technologies Inc.

Item 4. Information on the Company, page 4

5.   Please provide a more detailed description regarding your business. For example, please elaborate on the following:

- The considerations and timeline associated with your decision to become BlueStar Entertainment Technologies, Inc.

- Whether you have any clients and what experience you have in providing the types of services contemplated by your new plan.

- The other jurisdictions you intend to provide services in.

- The government regulations that would apply to your business.

- The businesses you are competing with.

- The experience of your officer that supports your transition to this new business plan.

        Please ensure that you provide all of the disclosure required by Item 4 of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 4

6.   Please advise us as to why you believe you are eligible to take advantage of the safe harbors provided by the Private Securities Litigation Reform Act or, alternatively, remove your reference to Section 27A of the Securities Act and Section 21E of the Exchange Act in future filings.

7.   Please provide all of the disclosure required by Item 5 of Form 20-F. For instance, the introductory narrative should provide insight into the material opportunities, challenges, and risks, that your executive officers are most focused and explain how management is addressing such opportunities, challenges, and risks. We note that the company had a net loss of $27,079 for the year ended June 30, 2011, and an accumulated deficit of $84,207.

Analysis of Financial Position, Liquidity and Capital Resources, page 5

8.   Please provide a more detailed analysis of your sources and uses of cash for the current year. For example, describe the transactions in which related parties and shareholders made advances to you. Please file the agreements with these related parties. Please also describe how you expect to fund your operations for the next fiscal year. If you do not have options for funding your operations, please clearly state this and disclose the impact this may have on your operations.

Item 7. Major Shareholders and Related Party Transactions, page 6

Related Party Transactions, page 7

9.   Please explain the relationship of Hand and Hand to you.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551- 3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: John Thomas (*via e-mail*)